UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 17)

CROWN MEDIA HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

228411 10 4

(CUSIP Number)

Brian Gardner, Esq.

Executive Vice President and General Counsel

Hallmark Cards, Incorporated

Department 339

2501 McGee

Kansas City, Missouri 64108

(816) 274-5583

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 324,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 324,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 324,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 90.3%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HMK Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H C Crown, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 284,885,516 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 284,885,516 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 284,885,516 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 79.2%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards GmbH
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 40,000,000 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 40,000,000 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Blue Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only ☐
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Missouri
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 40,000,000 shares of Class A Common Stock
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 40,000,000 shares of Class A Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000,000 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.1%
14.	Type of Reporting Person (See Instructions) CO

This Schedule 13D/A Amendment No. 17 (this “Amendment”) amends and supplements the Schedule 13D filed previously by Hallmark Cards, Incorporated (“Hallmark”), H.A., LLC (formerly H.A., Inc.), HMK Holdings, Inc., H C Crown, LLC (formerly H C Crown Corp.), Hallmark Cards GmbH, and Blue Holding Company, LLC jointly with respect to the securities of the Issuer (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On March 8, 2016, Hallmark delivered a letter to the Board of Directors of the Issuer setting forth the intention of Hallmark to acquire all of the shares of the Issuer’s common stock not owned by Hallmark and its affiliates at a price of $5.05 per share pursuant to a short-form merger under Delaware law (the “Short Form Merger”). The Reporting Persons intend to transfer all 324,885,516 shares of Class A Common Stock owned by them to a newly-formed, indirect wholly-owned subsidiary of Hallmark immediately prior to the effective date of the Short Form Merger. Hallmark is not obligated to consummate the Short Form Merger and may abandon its intention to consummate the Short Form Merger at any point in time.

A copy of the letter to the Board is included as Exhibit A to this Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or dispose of all or a portion of their investment in the Issuer or acquire additional Common Stock in privately negotiated transactions or in the open market. The Reporting Persons may at any time reconsider and change their plans or proposals relating to any of the foregoing.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)	Letter of Hallmark Cards, Incorporated to Crown Media Holdings, Inc. Board of Directors, dated March 8, 2016.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2016	HALLMARK CARDS, INCORPORATED

	By:	/s/ James Shay
	Name:	James Shay
	Title:	Executive Vice President-Chief Financial Officer

H.A., LLC

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

HMK HOLDINGS, INC.

	By:	/s/ Brian E. Gardner
	Name:	Brian E. Gardner
	Title:	Vice President

H C CROWN, LLC

	By:	/s/ Deanne Stedem
	Name:	Deanne Stedem
	Title:	Vice President

BLUE HOLDING COMPANY, LLC

	By:	/s/ Deanne Stedem
	Name:	Deanne Stedem
	Title:	Vice President

HALLMARK CARDS GMBH

	By:	/s/ James Shay
	Name:	James Shay
	Title:	Managing Director

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name and present principal occupation of each of the directors and executive officers of Hallmark Cards, Incorporated; H.A., LLC; HMK Holdings, Inc.; and H C Crown, LLC are set forth below. The business address for each of the directors and executive officers of Hallmark Cards, Incorporated is c/o Hallmark Cards, Incorporated, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H.A., LLC is c/o H.A., LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the directors and executive officers of HMK Holdings, Inc. is c/o HMK Holdings, Inc., 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of H C Crown, LLC is c/o H C Crown, LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for each of the executive officers of Blue Holding Company, LLC is c/o Blue Holding Company, LLC, 2501 McGee, Kansas City, Missouri 64108. The business address for the managing directors of Hallmark Cards GmbH is c/o Hallmark Cards GmbH, Am Borsigturm 33, D-13507, Berlin, Germany.

To Hallmark’s knowledge, all directors and officers listed on this Schedule I are U.S. citizens, except for Timothy Busby, a managing director of Hallmark Cards GmbH, who is a British citizen and Jan Willem Koch, a managing director of Hallmark Cards GmbH, who is a Dutch citizen.

HALLMARK CARDS, INCORPORATED

Name	Title and Occupation
Nancye L. Green	Director; President of Donovan/Green, Inc.
Frederick B. Hegi, Jr.	Director; Founding Partner, Wingate Partners
Timothy B. Smucker	Director; Chairman and Co-Chief Executive Officer of the J.M. Smucker Company
Claire Hughes Johnson	Director; Chief of Business Operations, Stripe; Former Vice President, Google Offers, Google, Inc.
Donald J. Hall	Chairman of the Board
Donald J. Hall, Jr.	Director; Vice Chairman and Chief Executive Officer
David E. Hall	Director; President
Keith Kotel	President – Hallmark Home and Gifts
Michael Perry	President – Hallmark Greetings
John Watson	President – Hallmark Retail; Former Chairman and Chief Executive Officer of Edwin Watts Golf
James Shay	Executive Vice President – Chief Financial Officer; Former Senior Vice President and Chief Financial Officer of KCP&L
Brian E. Gardner	Executive Vice President – General Counsel
Stacey Paine	Executive Vice President – Real Estate
Sabrina Wiewel	Senior Vice President – Customer Development
William Guibor	Senior Vice President – Chief Operating Officer-Hallmark Retail
Steve Hawn	Senior Vice President – Corporate Strategy and Development
Molly Biwer	Senior Vice President – Public Affairs and Communications; Former Vice President, Communications and Public Relations of Carlson
Ellen Junger	Senior Vice President – Brand Development
Robert C. Bloss	Senior Vice President – Human Resources
Evon Jones	Senior Vice President – Technology and Business Enablement
Daniel S. Krouse	Vice President – Logistics and Indirect Procurement

H.A., LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Nancy Hecker	Vice President, Treasurer
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President

HMK HOLDINGS, INC.

Name	Title and Occupation
Susan Glass	Director and President
Steve Collins	Director and Vice President
Nancy Hecker	Director and Treasurer
Dwight C. Arn	Director and Vice President
Deanne R. Stedem	Director and Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President

H C CROWN, LLC

Name	Title and Occupation
Susan Glass	President
Steve Collins	Vice President
Jeff McMillen	Vice President, Investment Officer
Brian E. Gardner	Vice President
Dwight C. Arn	Vice President
Deanne R. Stedem	Vice President

BLUE HOLDING COMPANY, LLC

Name	Title and Occupation
Brian E. Gardner	President
Dwight C. Arn	Vice President
Deanne R. Stedem	Vice President

HALLMARK CARDS GmbH

Name	Title and Occupation
Timothy Busby	Managing Director
James Shay	Managing Director
Jan Willem Koch	Managing Director

SCHEDULE II

To the knowledge of the Reporting Persons, listed below are the names of the executive officers and directors who beneficially own Common Stock, along with the number of shares each such person beneficially owns. To the knowledge of the Reporting Persons, the persons listed below are the only persons on Schedule I who beneficially own Common Stock. To the knowledge of the Reporting Persons, except as noted below, (a) each person listed below has the sole power to vote or direct to vote and dispose or direct to dispose those shares of Common Stock beneficially owned by such person and (b) each person beneficially owns shares of Common Stock representing less than 1% of the Class A Common Stock outstanding.

Name	Class A Common Stock

David E. Hall (1)	324,888,016

Donald J. Hall, Jr. (1)	324,888,016

Deanne R. Stedem	1,000

(1)	Donald J. Hall, Jr. and David E. Hall each may be deemed to be a beneficial owner of the shares beneficially owned by Hallmark Cards, Incorporated, because each is a co-trustee of a voting trust which controls all of the voting securities of Hallmark Cards, Incorporated and each is a director and an officer of Hallmark Cards, Incorporated. Each disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.